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                                                                   Exhibit 4.3


Pratap Kesav Kondamoori                                           July 9, 1997
President/CEO
Nuko Information Systems, Inc.
2235 Qume Drive
San Jose, California 95131

Dear Bob:

     Following are the terms upon which RGC International Investors, LDC ("RGC") is willing to make an additional investment in the Common Stock of
Nuko:

1. Contingent upon, and simultaneous with, a $2.5 million investment by the "Altamira Funds" in Nuko Common Stock at a price per share equal to 85% of the "Closing Date Market Price" (as hereinafter defined) (plus 20% coverage in three year-warrants exercisable at 85% of the Closing Date Market Price), Nuko will reset the exercise price on 297,619 currently outstanding warrants previously issued to RGC upon conversion of Series A Preferred Stock to $2.80, 100% of the average closing bid prices during the five trading day period prior to exercise (the "Closing Date Market Price"), and RGC will exercise those warrants immediately thereafter for an aggregate $833,334 in cash. Upon exercise, RGC will receive 297,619 shares of common stock and a new three year-warrant (in a form substantially the same as the 625,000 warrants previously issued to RGC) to purchase 99,207 shares of common stock (33% coverage). The exercise price of the new warrants shall be the Closing Date Market Price. The shares underlying the new warrant will be registered with the Altamira shares and with the warrants underlying the 625,000 warrants previously issued to RGC. The Registration Statement shall be filed within 15 days. The terms of the Registration Rights Agreement executed in connection with the 625,000 warrants shall apply to and cover the filing of such Registration Statement and the registration of the shares underlying the new warrants issued to RGC. The closing of the transactions contemplated hereby will take place not later than 5:00 pm eastern time on July 9, 1997.

2. The exercise price of all $18 warrants issued or issuable upon conversion of Series A Preferred Stock (other than the warrants exercised pursuant to paragraph 1) shall be reset at $15.

3. RGC will waive its right of first refusal for "Future Offerings," other than Future Offerings involving floating rate or reset convertible instruments or warrants.

4. Subject to the last sentence of this paragraph 4, so long as no Event of Default shall have occurred and be continuing, upon a merger of Nuko or a sale of all of Nuko's assets in a transaction where the consideration for the sale will be liquidated to Nuko shareholders (a "Merger"), Nuko shall have the right, exercisable on not less than 30 Trading Days notice, to redeem the Series A Preferred Stock. The redemption price shall be the greater of (i) 118% multiplied by the aggregate Stated Value, plus accrued and (ii) the aggregate Stated Value, plus accrued, divided by the Conversion Price (determined in accordance with the Certificate of Designation and assuming, for such purpose, the date of the public announcement of the Merger is the Conversion Date) multiplied by the Merger consideration per share. The provisions of this paragraph will only apply beginning on the one year anniversary hereof, or at anytime, if the Merger consideration is at least 130% of the average of the five day closing bid prices ending on the day prior to the public announcement

5. Unless Altamira shall otherwise agree, until 90 days following the effective date of the Registration Statement, but no later than January 31, 1998 (and so long as Altamira holds at least 10% of the shares acquired by it), RGC shall not cause there to be a 19.99% Redemption Event if (i) such event, at the time it initially occurs, would cause a default under the $6 million net asset covenant of Nuko's line of credit agreement with Silicon Valley Bank, as the same currently exist, and (ii) at the time Nuko is otherwise in compliance with such covenant and the other material covenants under such credit agreement (or if it is not so in compliance, Silicon Valley Bank has otherwise agreed to forebear from termination of the credit agreement). Nuko will use its best efforts to promptly negotiate an agreement

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     with Silicon Valley Bank whereby the issuance of a subordinated note upon a 19.99% Redemption Event will not result in a default of such covenant.

6. If on or at any time after December 31, 1997 the ten day average closing bid price of the Common Stock is not at least $5.50 (and full conversion of the Series A Preferred Stock would otherwise violate Rule 4460(i) of the NASDAQ Rules) Nuko agrees to promptly call a special meeting of shareholders (which meeting shall occur not sooner than January 31, 1998 nor later than sixty-five (65) days after any such ten day average closing bid price is not at least $5.50) to approve the issuance of more than 20% upon conversion of the Series A Preferred Stock and to use its best efforts to cause it to be approved. In that regard, Nuko confirms that Bob Kondamoori and Altamira have agreed to vote in favor of such proposal.

7. RGC's commitment pursuant to paragraph 1 is conditioned on there being no material adverse change in Nuko's business, financial condition or prospects between the date hereof and the exercise date of the warrants described therein. The agreements set forth in paragraphs 2, 3, 4, 5 and 6 are contingent upon the consummation of the events described in paragraph 1 hereof.

8. Nuko hereby represents that as of the date hereof and as of the date of the exercise of the warrants pursuant to paragraph 1, the Registration Statement of Form S-3 (Reg. No. 333-19205), together with the filings incorporated therein by reference through the date hereof, are true and correct in all material respects and Nuko has not omitted to state any material fact in order to make the statements made therein not misleading. Nuko acknowledges that RGC is relying on such securities filings and Nuko's representation contained herein in making its decision to exercise the warrants pursuant to paragraph 1.

9. Capitalized terms used herein and not otherwise defined will have the meanings ascribed thereto in the Securities Purchase Agreement, dated December 13, 1996, between Nuko and RGC and the agreements and instruments attached as Exhibits thereto.

     If the foregoing reflects our understanding, please execute the enclosed copy of this letter to signify your agreement with the terms hereof.


                                Sincerely,

                                Rose Glen Capital Management, L.P.,
                                As Agent for RGC International Investors, LDC
                                By:  RGC General Partner Corp.


                                By: /s/ Wayne D. Bloch
                                   -----------------------------------
                                    Wayne D. Bloch


In my capacity as President and Chief Executive
Officer of Nuko Information Systems, Inc., on behalf of Nuko, I hereby agree to, and certify that the Board of Directors has approved, the foregoing.

Nuko Information Systems, Inc.

/s/ Pratap Kesav Kondamoori
-----------------------------
Pratap Kesav Kondamoori
President/CEO

cc:Tom Spanier